UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                       St. Mary Land & Exploration Company
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   792228 10 8
                                   -----------
                                 (CUSIP Number)

                              Chris J. Malan, Esq.
                             333 West Center Street
                           North Salt Lake, Utah 84054
                                 (801) 296-7700
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 9, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 792228 10 8
------------------------------------------------------------------------------
(1)      Names of Reporting Persons

         Flying J Oil & Gas Inc.

         I.R.S. Identification No. of above persons (entities only)
------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  ______
         (b)  ______
------------------------------------------------------------------------------
(3)      SEC Use Only  _____________________________________________
------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions) NA
------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [     ]
------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Utah
------------------------------------------------------------------------------

Number of         (7)      Sole Voting Power:  0
Shares            ------------------------------------------------------------
Beneficially
Owned by          (8)      Shared Voting Power:  0
Each              ------------------------------------------------------------
Reporting
Person            (9)      Sole Dispositive Power:  0
With              ------------------------------------------------------------

                  (10)     Shared Dispositive Power:  0

------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:  0
------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  [      ]
------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)  0 %
------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions) - HC, CO
------------------------------------------------------------------------------

CUSIP No. 792228 10 8
------------------------------------------------------------------------------
(1)      Names of Reporting Persons

         Big West Oil & Gas Inc.

         I.R.S. Identification No. of above persons (entities only)
------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  ______
         (b)  ______
------------------------------------------------------------------------------
(3)      SEC Use Only  _____________________________________________
------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions) NA
------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [     ]
------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Utah
------------------------------------------------------------------------------

Number of         (7)      Sole Voting Power:  0
Shares            ------------------------------------------------------------
Beneficially
Owned by          (8)      Shared Voting Power:  0
Each              ------------------------------------------------------------
Reporting
Person            (9)      Sole Dispositive Power:  0
With              ------------------------------------------------------------

                  (10)     Shared Dispositive Power:  0

------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:  0
------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  [      ]
------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)  0 %
------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions) - CO
------------------------------------------------------------------------------

CUSIP No. 792228 10 8
------------------------------------------------------------------------------
(1)      Names of Reporting Persons

         Flying J Inc.

         I.R.S. Identification No. of above persons (entities only)
------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  ______
         (b)  ______
------------------------------------------------------------------------------
(3)      SEC Use Only  _____________________________________________
------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions) NA
------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [     ]
------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Utah
------------------------------------------------------------------------------

Number of         (7)      Sole Voting Power:  0
Shares            ------------------------------------------------------------
Beneficially
Owned by          (8)      Shared Voting Power:  0
Each              ------------------------------------------------------------
Reporting
Person            (9)      Sole Dispositive Power:  0
With              ------------------------------------------------------------

                  (10)     Shared Dispositive Power:  0

------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:  0
------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  [      ]
------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)  0 %
------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions) - HC, CO
------------------------------------------------------------------------------

CUSIP No. 792228 10 8
------------------------------------------------------------------------------
(1)      Names of Reporting Persons

         Flying J Corp.

         I.R.S. Identification No. of above persons (entities only)
------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  ______
         (b)  ______
------------------------------------------------------------------------------
(3)      SEC Use Only  _____________________________________________
------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions) NA
------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [     ]
------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Utah
------------------------------------------------------------------------------

Number of         (7)      Sole Voting Power:  0
Shares            ------------------------------------------------------------
Beneficially
Owned by          (8)      Shared Voting Power:  0
Each              ------------------------------------------------------------
Reporting
Person            (9)      Sole Dispositive Power:  0
With              ------------------------------------------------------------

                  (10)     Shared Dispositive Power:  0

------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:  0
------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  [      ]
------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)  0 %
 -----------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions) - HC, CO
------------------------------------------------------------------------------

EXPLANATORY NOTE:

     This Amendment No. 1 to Schedule 13D supplementally amends the initial statement on Schedule 13D dated January 29, 2003 filed on behalf of the Reporting Persons identified under Item 2 below. Capitalized terms used but not defined herein shall have the meanings given to them in the initial statement on
Schedule 13D.

     As discussed in Item 5(c) below, on February 9, 2004 the Reporting Persons disposed to St. Mary all shares of St. Mary common stock beneficially owned by the Reporting Persons, and thus the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of St. Mary common stock. Accordingly, this is the Reporting Persons' final amendment to the
Schedule 13D and is an exit filing.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to shares of common stock, $.01 par value, of St. Mary Land & Exploration Company, a Delaware corporation ("St. Mary"). The address of the principal executive offices of St. Mary is 1776 Lincoln Street, Suite 700, Denver, Colorado 80203.

Item 2. Identity and Background.

     This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):

          1.   Flying J Oil & Gas Inc., a Utah corporation;

          2.   Big West Oil & Gas Inc., a Utah corporation;

          3.   Flying J Inc., a Utah corporation; and

          4.   Flying J Corp., a Utah corporation.

     Schedule A to this statement on Schedule 13D, which is incorporated herein by reference, provides additional information about each Reporting Person and
(a) the executive officers and directors of such Reporting Person, (b) the persons that may be deemed to control such Reporting Person (such Reporting Person's "Controlling Persons") and (c) the executive officers and directors, if any, of such Controlling Persons, as required by Instruction C to Schedule 13D.

     None of the Reporting Persons, and to the best of each Reporting Person's knowledge none of the executive officers or directors of such Reporting Person, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     As discussed in Item 5(c) below, on February 9, 2004 the Reporting Persons disposed to St. Mary all shares of St. Mary common stock beneficially owned by the Reporting Persons, and thus the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of St. Mary common stock. Accordingly, this is the Reporting Persons' final amendment to the
Schedule 13D and is an exit filing.

Item 4. Purpose of Transaction.

     As discussed in Item 5(c) below, on February 9, 2004 the Reporting Persons disposed to St. Mary all shares of St. Mary common stock beneficially owned by the Reporting Persons, and thus the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of St. Mary common stock. Accordingly, this is the Reporting Persons' final amendment to the
Schedule 13D and is an exit filing.

Item 5. Interest in Securities of the Issuer.

     The stock repurchase transaction described in Item 5(c) below has resulted in the Reporting Persons owning no interest in the securities of St. Mary as of February 9, 2004.

     (a) As of February 9, 2004, the Reporting Persons do not beneficially own nor may they be deemed to beneficially own any shares of St. Mary common stock. As discussed in Schedule A to this statement on Schedule 13D, which is incorporated herein by reference, Big West Oil & Gas Inc. is a wholly owned subsidiary of Flying J Oil & Gas Inc., which is a wholly owned subsidiary of Flying J Inc., of which Flying J. Corp. holds a controlling shareholder interest. Flying J Corp. is owned by certain separate trusts created by the estate of Osborne Jay Call (the "Trusts"). Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, Flying J. Corp. expressly declares in this statement on Schedule 13D (and the Trusts have also expressly declared) that the filing of such statement with respect to Flying J Corp. shall not be construed as an admission that either Flying J Corp. or any of the Trusts is, for the purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

     (b) As of February 9, 2004, none of the Reporting Persons holds or shares or may be deemed to hold or share voting or dispositive power of any shares of St. Mary common stock.

     (c) On February 9, 2004, St. Mary repurchased from Flying J Oil & Gas Inc. and Big West Oil & Gas Inc. a total of 3,380,818 shares of St. Mary common stock, $.01 par value per share, of which 1,690,409 shares were held in the name of Flying J Oil & Gas Inc. and 1,690,409 shares were held in the name of Big West Oil & Gas Inc., for a total of $91,000,000, or $26.92 per share, pursuant to a stock repurchase agreement dated February 6, 2004 and accepted by St. Mary on February 9, 2004 (the "Agreement"). The Agreement is furnished as an exhibit to this amendment to statement on Schedule 13D and is incorporated herein by reference. The summaries of the Agreement provided above and elsewhere in this statement are qualified in their entirety by reference to the Agreement. Such shares of St. Mary common stock repurchased by St. Mary pursuant to the Agreement represent all shares of St. Mary common stock that were beneficially owned by the Reporting Persons immediately prior to the consummation of the stock repurchase transaction under the Agreement.

          In connection with the stock repurchase transaction, Flying J Oil & Gas Inc. and Big West Oil & Gas Inc. repaid a non-recourse loan of $71,593,795 made by St. Mary to Flying J Oil & Gas Inc. and Big West Oil & Gas Inc., and accrued interest on the loan was forgiven. Also in connection with the stock repurchase transaction, a Put and Call Option Agreement with St. Mary pursuant to which (a) St. Mary had granted a put option whereby Flying J Oil & Gas Inc. and Big West Oil & Gas Inc. could elect to require St. Mary to purchase all (and not a portion) of the total of 3,380,818 shares of St. Mary common stock issued to Flying J Oil & Gas Inc. and Big West Oil & Gas Inc. for a total purchase price of $71,593,795 together with interest thereon at the rate of Libor plus 2% for a period of up to 30 months after January 29, 2003, and (b) Flying J Oil & Gas Inc. and Big West Oil & Gas Inc. had granted a call option whereby St. Mary could elect to require Flying J Oil & Gas Inc. and Big West Oil & Gas Inc. to sell to St. Mary all (and not a portion) of the total of 3,380,818 shares of St. Mary common stock issued to Flying J Oil & Gas Inc. and Big West Oil & Gas Inc. for a total sales price of $97,447,094.00, was terminated.

          Other than as set forth herein, there have been no transactions in shares of St. Mary common stock effected by any of the Reporting Persons during the past 60 days.

     (d)  Not applicable.

     (e) On February 9, 2004, the Reporting Persons ceased to be the beneficial owner of more than five percent of St. Mary common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of St. Mary, other than as described in this statement on Schedule 13D, including Schedule A to this statement which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

     The following additional exhibits are furnished as part of this amendment to statement on Schedule 13D:

     Exhibit 1 Joint Filing Agreement dated February 15, 2004 among Flying J Oil & Gas Inc., Big West Oil & Gas Inc., Flying J Inc. and Flying J Corp.*

     Exhibit 2 Agreement dated February 6, 2004 between Flying J Oil & Gas Inc. and Big West Oil & Gas Inc. and St. Mary Land & Exploration Company (executed by St. Mary on February 9,
                    2004)*

     ----------------------
     *  Filed herewith.

                                   Signatures

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 19, 2004


FLYING J OIL & GAS INC.


By: /S/ CHRIS J. MALAN
-----------------------------------------
Title: VICE PRESIDENT


BIG WEST OIL & GAS INC.


By: /S/ CHRIS J. MALAN
-----------------------------------------
Title: VICE PRESIDENT


FLYING J INC.


By: /S/ JOHN R. SCALES
-----------------------------------------
Title: Sr. Vice President


FLYING J CORP.


By: /S/ THAD J. CALL
-----------------------------------------
Title: Vice-President

                                   SCHEDULE A

                       INFORMATION ABOUT REPORTING PERSONS

     Big West Oil & Gas Inc. is a wholly owned subsidiary of Flying J Oil & Gas Inc., which is a wholly owned subsidiary of Flying J Inc., of which Flying J. Corp. holds a controlling shareholder interest. Flying J Corp. is owned by certain separate trusts created by the estate of Osborne Jay Call (the "Trusts"). Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, Flying J. Corp. expressly declares in this statement on Schedule 13D (and the Trusts have also expressly declared) that the filing of such statement with respect to Flying J Corp. shall not be construed as an admission that either Flying J Corp. or any of the Trusts is, for the purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

     Additional information about the Reporting Persons is set forth below:

1.   Flying J Oil & Gas Inc.

     The principal business of Flying J Oil & Gas Inc. is the exploration, development and production of crude oil and natural gas. The business address of Flying J Oil & Gas Inc. is 333 West Center Street, North Salt Lake, Utah 84504.

     Information concerning the executive officers and directors of Flying J Oil & Gas Inc. is set forth below. Unless otherwise indicated, each executive officer and director (i) is principally employed by Flying J Oil & Gas Inc., Big West Oil & Gas Inc. and/or Flying J Inc., (ii) has a business address of 333 West Center Street, North Salt Lake, Utah 84504, and (iii) is a citizen of the United States.

     Name                       Position/Title
     ----                       --------------
     J. Phillip Adams           Chairman of the Board and Director
     John R. Scales             President and Director
     James W. Wilson            Vice President and Director
     Chris J. Malan             Vice President, General Counsel and Secretary

2.   Big West Oil & Gas Inc.

     The principal business of Big West Oil & Gas Inc. is the exploration, development and production of crude oil and natural gas. The business address of Big West Oil & Gas Inc. is 333 West Center Street, North Salt Lake, Utah 84504.

     Information concerning the executive officers and directors of Big West Oil & Gas Inc. is set forth below. Unless otherwise indicated, each executive officer and director (i) is principally employed by Big West Oil & Gas Inc., Flying J Oil & Gas Inc. and/or Flying J Inc., (ii) has a business address of 333 West Center Street, North Salt Lake, Utah 84504, and (iii) is a citizen of the United States.

     Name                       Position/Title
     ----                       --------------
     J. Phillip Adams           Chairman of the Board and Director
     John R. Scales             President and Director
     James W. Wilson            Vice President and Director
     Chris J. Malan             Vice President, General Counsel and Secretary

3.   Flying J Inc.

     Flying J Inc. operates various integrated business interests in its own name and various affiliates. The principal business of Flying J Inc. is to provide, together with its subsidiaries, integrated hospitality and other highway related products and services, with a core business of refining, marketing and distributing petroleum products. The business address of Flying J Inc. is 1104 Country Hills Drive, Ogden, Utah 84403.

     Information concerning the executive officers and directors of Flying J Inc. is set forth below. Unless otherwise indicated, each executive officer and director (i) is principally employed by Flying J Inc., Big West Oil & Gas Inc. and/or Flying J Oil & Gas Inc., (ii) has a business address of 1104 Country Hills Drive, Ogden, Utah 84403, and (iii) is a citizen of the United States.

     Name                       Position/Title
     ----                       --------------
     Thad J. Call               Chairman of the Board and Director
     Crystal Call Maggelet      Director
     J. Phillip Adams           President and Director
     Bob Smith                  Director
     Mort Fleischer             Director
     Paul F. Brown              Treasurer

4.   Flying J Corp.

     The principal business of Flying J Corp. is a holding company for the interests of the Trusts in Flying J Inc. The business address of Flying J Corp. is 1104 Country Hills Drive, Ogden, Utah 84403.

     Information concerning the executive officers and directors of Flying J Corp. is set forth below. Unless otherwise indicated, each executive officer and director (i) is principally employed by Flying J Corp. and/or Flying J Inc.,
(ii) has a business address of 1104 Country Hills Drive, Ogden, Utah 84403, and
(iii) is a citizen of the United States.

     Name                       Position/Title
     ----                       --------------
     Thad J. Call               Vice President and Director
     Crystal Call Maggelet      Treasurer and Director

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, each of the undersigned acknowledges and agrees that the statement on
Schedule 13D with which this joint filing agreement is filed as an exhibit thereto is filed on behalf of each of the undersigned and that any subsequent amendments to such statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. Each of the undersigned acknowledges that such person shall be responsible for the completeness and accuracy of the information concerning such person contained in such statement on Schedule 13D, but shall not be responsible for the completeness and accuracy of the information concerning other persons, except to the extent that such person knows or has reason to believe that such information is inaccurate. This joint filing agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.



Dated: February 15, 2004                    FLYING J OIL & GAS INC.

                                            By: /S/ CHRIS J. MALAN
                                            ------------------------------------
                                            Title: VICE PRESIDENT



Dated: February 15, 2004                    BIG WEST OIL & GAS INC.

                                            By: /S/ CHRIS J. MALAN
                                            ------------------------------------
                                            Title: VICE PRESIDENT



Dated: February 15, 2004                    FLYING J INC.

                                            By: /S/ JOHN R. SCALES
                                            ------------------------------------
                                            Title: Sr. V. P.



Dated: February 15, 2004                    FLYING J CORP.

                                            By: /S/ THAD J. CALL
                                            ------------------------------------
                                            Title: Vice-President

                                                                       EXHIBIT 2

                                    AGREEMENT
                                    ---------


     This Agreement is made this 6th day of February, 2004 between Flying J Oil & Gas Inc. and Big West Oil & Gas Inc. (together or separately as applicable "Flying J") and St. Mary Land & Exploration Company ("St. Mary").

     1. Sale of Stock. Flying J shall sell to St. Mary 3,380,818 shares of St. Mary Common Stock (the "Stock") in consideration for the payment by St. Mary to Flying J of $91,000,000. Flying J and St. Mary acknowledge that the Stock is evidenced by Certificates No. 2588 and 2589 held by St. Mary pursuant to a Stock Pledge Agreement between Flying J and St. Mary dated January 29, 2003 and pursuant to an Irrevocable Stock Power of even date therewith executed by Flying J.

     2. Repayment of Loan. Immediately following the purchase of the Stock by St. Mary, Flying J shall pay the $71,593,795 principal amount of the January 29, 2003 Nonrecourse Secured Promissory Note of Flying J payable to St. Mary (the "Note"). $2,528,810.53 of accrued interest on the Note shall be forgiven.

     3. Closing. The closing of the purchase of the Stock and the payment of the Note shall occur on February 9, 2004. To facilitate the carrying out of the terms set forth in paragraphs 1 and 2 above, at the closing:

          (a) St. Mary shall cancel and return to Flying J the Note marked "Paid in Full;" and

          (b) St. Mary shall pay to Flying J by wire transfer $19,406,205.

From and after the closing St. Mary shall hold the Stock and the Irrevocable Stock Power free and clear of the Stock Pledge Agreement, both described in paragraph 1 above.

     4. Cancellation of Agreements. The Share Transfer Restriction Agreement, the Standstill Agreement, the Put and Call Option Agreement, the Registration Rights Agreement, the Stock Pledge Agreement and the Indemnity Guarantee between Flying J, or its parent Flying J Inc., and St. Mary, or NPC Inc., all dated January 29, 2003, shall effective upon the completion of the closing be terminated and shall be without any further force or effect.

     5. Representations. Flying J and St. Mary each represent to the other that the execution and performance of this Agreement has been duly authorized by all required corporate action and each represents to the other that this Agreement is binding and fully enforceable with respect to the representing party. Flying J also represents and warrants to St. Mary that the Stock is free and clear of all liens and encumbrances other than with respect to the Stock Pledge Agreement described in paragraph 1 above.

     6. Release. In consideration for the items set forth in paragraphs 3(a) and
(b) above, Flying J hereby releases St. Mary from any claims or causes of action with respect to the Stock.

     7. Benefit. The terms of this Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

     8. Execution. This Agreement may be executed in counterparts by facsimile.

     In Witness Whereof this Agreement has been executed the day and year first above written.


                                            FLYING J OIL & GAS INC.

                                            By:    /S/ CHRIS J. MALAN
                                            ------------------------------------
                                            Name:  CHRIS J. MALAN
                                            Title: VICE PRESIDENT


                                            BIG WEST OIL & GAS INC.

                                            By:    /S/ CHRIS J. MALAN
                                            ------------------------------------
                                            Name:  CHRIS J. MALAN
                                            Title: VICE PRESIDENT


                                            ST. MARY LAND & EXPLORATION COMPANY

                                            By:    /S/ MARK A. HELLERSTEIN
                                            ------------------------------------
                                            Name:  MARK A. HELLERSTEIN
                                            Title: PRESIDENT & CEO


                                        2